                                                                   Exhibit 99.56


                      (POINTS INTERNATIONAL LTD LOGO)

           POINTS INTERNATIONAL LTD. REPORTS 2003 YEAR END RESULTS
               HIGHLIGHTS INCLUDE 147% ANNUAL REVENUE GROWTH;
                   NEW PARTNERSHIPS WITH INDUSTRY LEADERS

TORONTO, APRIL 26, 2004 - Points International Ltd (TSX: PTS), operator of the only independent loyalty program currency exchange - at www.points.com - reported financial results for 2003.

"Points marked an impressive year in 2003," noted CEO Rob MacLean. "In addition to 147% revenue growth, we are pleased with the results of our focus on major new partners and corporate relationships. During 2003 and into early 2004, our team launched and enhanced several important relationships with the world's leading loyalty players, including American Airlines, eBay, US Airways, Lufthansa and Priority Club Rewards, just to name a few. Our 2003 partnership with strategic investor and major online player InterActiveCorp was also a major achievement and significant corporate watershed event."

In addition, on March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. "We look forward to building on the long term customer relationships acquired from MilePoint, including Northwest Airlines, Delta Air Lines, Midwest Airlines and Starwood Hotels & Resorts," MacLean said. "With this dynamic partner base, the opportunity for Points Solutions, particularly our key focus - The Points Exchange - is impressive. Billions of points and miles have now been transacted through our Points Solutions platform and we look forward to accelerating this growth."

2003 Financial Highlights include:

     - Revenue of $5.86 million for 2003, compared with revenue of $2.37 million earned during 2002. Management continues to expect solid revenue growth in 2004.

     - G&A expenses were $8.03 million, up from $6.94 million for 2002. The 15% growth in G&A expenses was related to investments for new partner acquisitions and the expanding eBay relationship. Points continues to expect managed growth in G&A expenses.

     - A reduction in the annual net loss, to $6.54 million for 2003 compared with $7.81 for 2002. Growth in revenue was the major contributor to the reduction of net losses. Non-cash expenses were $4.36 million during 2003, accounting for approximately 66% of the net loss. Non cash charges included $1.48 million in interest accrued on the convertible debenture and the Series Two Preferred Share and $2.88 million in amortization of property, plant and equipment, intangible assets and deferred costs.

     - Earnings before interest, taxes, depreciation and amortization ("EBITDA") of negative $2.17 million for 2003, a significant improvement compared with negative $4.57 million for 2002. The decrease in the loss was related to the growth of revenues, partially offset by the 15% increase in the general and administration expenses.

     - Cash at year-end 2003 of $20.27 million, compared with $7.34 million at December 31, 2002. Increased cash is attributed to growth in Points business and the $15.1 million strategic investment of InterActiveCorp ("IAC") in April 2003.

     - As at year-end, Points has powered the online exchange, sale and transfer of over 3.03 billion points and miles, up from 977 million at year-end 2002.

     - Points Exchange activity continued to demonstrate strong growth in 2003, with 500% more points and miles being exchanged vs. 2002. The transaction size of each exchange also grew in 2003, to 16,000 points per exchange, an increase of 30% over 2002.

Additional financial and business metrics will be discussed in the Corporation's annual continuous disclosure materials, including Management's Discussion and Analysis and the audited financial statements. The annual continuous disclosure materials are expected to be released on or about May 19, 2004.

2003 Business Developments Highlights:

     - A key strategic relationship with IAC, a leading online travel and retail player. Points looks forward to the business and marketing opportunities presented within the IAC group of companies and their numerous partners in the travel, retail, ticketing, personals, local services and financial services.

     - A new multi-year agreement with cornerstone partner American Airlines AAdvantage program, the world's largest loyalty program. The new agreement extends a number of existing short-term agreements through 2007, including those for the Points Exchange.

     - An exciting new relationships with eBay. Points invested significant resources and effort to build and launch several solutions for the eBay Anything Points program - solutions that are critical to eBay's new loyalty program. These solutions, along with participation in the Points Exchange, have provided the early basis for a great long term relationship.

     - Expansion of the Points Exchange to include offerings from programs such as US Airways(R), eBay Anything Points, Marriott International Inc., Cathay Pacific, Priority Club Rewards(R) and ReserveAmerica, an IAC affiliate. Points continues to focus on adding partners to enhance the 3,600 exchange options available to consumers.

"Starting 2004 with the acquisition of MilePoint's assets, and with other significant business development progress, I feel that 2004 holds much promise for Points," MacLean said. "The Points team looks forward to continued revenue growth as we capitalize on our newly enhanced partner base and build upon a year of successes in all areas of our business."

ABOUT POINTS INTERNATIONAL LTD.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club Rewards(R)), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage
Plan), JCPenney(R) and many more.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

CONTACT:

FOR PRESS ONLY:
Jeremy Adams, Edelman Public Relations
(312) 233-1226, jeremy.adams@edelman.com

FOR INVESTOR RELATIONS:
Steve Yuzpe, CFO, Points International
(416) 596-6382, Steve.Yuzpe@points.com

FOR PARTNERSHIPS AND OTHER INQUIRIES:
Christopher Barnard, President, Points International
(416) 596-6381, christopher.barnard@points.com.

     THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE
                  ADEQUACY OR THE ACCURACY OF THIS RELEASE

ATTACHMENT:
POINTS INTERNATIONAL LTD.
EXCERPTS FROM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

                            POINTS INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                 2003          2002
-----------------                             -----------   -----------
                   ASSETS

CURRENT
   Cash and short-term investments (Note 3)   $20,274,836   $ 7,341,700
   Accounts receivable                          1,004,370       267,632
   Prepaids and sundry assets                     825,221       657,367
                                              -----------   -----------
                                               22,104,427     8,266,699

LONG-TERM INVESTMENTS                             161,629       161,629
PROPERTY, PLANT AND EQUIPMENT                     513,723     1,764,199
INTANGIBLE ASSETS                               1,320,692     1,946,539
FUTURE INCOME TAXES RECOVERABLE                   590,000       590,000
DEFERRED COSTS                                  2,790,816       410,954
                                              -----------   -----------
                                              $27,481,286   $13,140,020
                                              ===========   ===========

                            POINTS INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                 2003           2002
-----------------                             ------------   ------------
                LIABILITIES

CURRENT
   Accounts payable and accrued liabilities   $  1,187,598   $  1,017,955
   Deposits                                     10,455,646      8,946,631
   Current portion of obligation under
      capital leases                                    --        407,128
                                              ------------   ------------
                                                11,643,245     10,371,715

CONVERTIBLE DEBENTURE                            8,036,372      7,182,500
CONVERTIBLE PREFERRED SHARES                    13,024,478             --
                                              ------------   ------------
                                                32,704,095     17,554,215
                                              ------------   ------------

            SHAREHOLDERS' EQUITY

CAPITAL STOCK                                   17,728,461     14,361,033
WARRANTS                                         2,785,737        425,588
DEFICIT                                        (25,737,007)   (19,200,816)
                                              ------------   ------------
                                                (5,222,809)    (4,414,195)
                                              ------------   ------------
                                              $ 27,481,286   $ 13,140,020
                                              ============   ============


                          See Accompanying Notes                              5.

                            POINTS INTERNATIONAL LTD.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31                                    2003           2002
-------------------------------                                ------------   ------------
REVENUES
   Points operations                                           $  5,502,744   $  2,308,846
   Interest and other revenue                                       355,960         59,446
                                                               ------------   ------------
                                                                  5,858,704      2,368,292

GENERAL AND ADMINISTRATION                                        8,029,471      6,941,069
                                                               ------------   ------------
LOSS - Before interest, amortization and other deductions        (2,170,767)    (4,572,777)
                                                               ------------   ------------
   Interest on convertible debenture                                853,872        660,000
   Interest on Series Two Preferred Share                           624,478             --
   Interest and bank charges                                          9,753         50,071
   Amortization of property, plant and equipment, intangible
      assets and deferred costs                                   2,877,321      2,408,800
                                                               ------------   ------------
                                                                  4,365,424      3,118,871
                                                               ------------   ------------

LOSS - From continuing operations                                (6,536,191)    (7,691,648)
   Loss from discontinued operations                                     --       (115,730)
                                                               ------------   ------------
NET LOSS                                                         (6,536,191)    (7,807,378)
DEFICIT - Beginning of year                                     (19,200,816)   (11,393,438)
                                                               ------------   ------------
DEFICIT - End of year                                          $(25,737,007)  $(19,200,816)
                                                               ============   ============
LOSS PER SHARE - From continuing operations                    $      (0.11)  $      (0.15)
                                                               ============   ============
NET LOSS PER SHARE                                             $      (0.11)  $      (0.15)
                                                               ============   ============

                            POINTS INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31                                                2003          2002
-------------------------------                                            -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss from continuing operations                                     $(6,536,191)  $(7,691,648)

   Items not affecting cash
      Amortization of property, plant and equipment                          1,589,206     1,512,887
      Amortization of deferred costs                                           531,914       328,763
      Amortization - acquired technology                                       756,201       567,150
      Shares issued in exchange for services                                        --       366,379
      Warrants issued in exchange for services                                      --         2,775
      Interest on Series Two Preferred Share                                   624,478            --
      Interest accrued on convertible debenture                                853,872       660,000
                                                                           -----------   -----------
                                                                            (2,180,520)   (4,253,694)

   Changes in non-cash balances related to operations (Note 12 (a))            774,066     7,130,198
                                                                           -----------   -----------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES                       (1,406,454)    2,876,504
                                                                           -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Repayment of loans receivable from significantly influenced companies            --        19,500
   Purchase of property, plant and equipment, net of proceeds                 (338,730)      (45,551)
   Purchase of intangible assets                                              (130,353)     (144,774)
   Fees paid on acquisition (Note 13)                                               --      (139,750)
                                                                           -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                                       (469,083)     (310,575)
                                                                           -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Costs (issuance of Series Two Preferred Share & warrant)                   (717,048)           --
   Deferred financing costs                                                 (2,194,728)           --
   Repayment of obligations under capital leases                              (407,128)     (634,795)
   Issuance of warrants                                                      2,700,000            --
   Issuance of Series Two Preferred Share                                   12,400,000            --
   Issuance of capital stock, net of share issue costs                       3,027,577     2,631,916
                                                                           -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                 14,808,673     1,997,121
                                                                           -----------   -----------
INCREASE IN CASH FROM CONTINUING ACTIVITIES                                 12,933,136     4,563,050
CASH FLOWS USED IN DISCONTINUED OPERATIONS                                          --      (115,730)
                                                                           -----------   -----------
INCREASE IN CASH FROM ALL ACTIVITIES                                        12,933,136     4,447,320
CASH AND SHORT TERM INVESTMENTS - Beginning of year                          7,341,700     2,894,380
                                                                           -----------   -----------
CASH AND SHORT TERM INVESTMENTS - End of year                              $20,274,836   $ 7,341,700
                                                                           ===========   ===========